UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

This Report on Form 6-K and the exhibits attached hereto contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “projects,” “targets,” “may,” “could,” “should,” “potential,” “likely,” “outlook,” “guidance,” “roadmap,” “pipeline” and similar expressions or variations of such words, or statements that certain actions, events, results or developments “will,” “may,” “could,” or “should” occur or be achieved.

Forward-looking statements in this Report on Form 6-K and the exhibits attached hereto include, but are not limited to, statements regarding: the Company’s expectations for revenue growth of 50% to 100% for fiscal year 2026 and the anticipated timing of commercialization and revenue recognition for next-generation post-quantum products, including the QS7001 and QVault TPM product lines; the Group’s commercial pipeline of more than $225 million through 2029, including over $100 million linked to QS7001 and QVault TPM programs, and the expected conversion of evaluation opportunities into commercial orders; the timing and completion of product certifications, including Common Criteria, FIPS 140-3 and TCG certifications for the Group’s post-quantum semiconductor and TPM products; the proposed business combination of WISeSat.Space Holdings Corp. with Columbus Acquisition Corp. and the expected listing of WISeSat on Nasdaq; the proposed business combination of Quantisimo with GigCapital8 Corp.; the development and deployment of the Quantum Spatial Orbital Cloud (QSOC) roadmap, including the anticipated launch of dedicated QSOC satellites beginning in 2027 and full operational capability by 2033; the expected contributions of strategic investments, acquisitions and joint ventures, including IC’Alps, Miraex, Wecan Group, Quantix Edge Security, EeroQ and Quobly, and the deployment of the $200 million SEALQuantum Sovereign Vertical Stack; the anticipated regulatory requirements and market demand for post-quantum cryptography and quantum-resistant security solutions, including requirements under CNSA 2.0, the EU Cyber Resilience Act and related frameworks; the Group’s liquidity, capital resources and ability to fund operations, R&D investments and strategic transactions; and the expected development, capabilities and commercial deployment of the Group’s products, services and technology platforms across the SEALSQ, WISeSat, WISe.ART, SEALCOIN and WISeID verticals.

These forward-looking statements are based on management’s current expectations, estimates and projections and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to: the risk that customer evaluation pipelines may not convert into commercial orders at the rates or within the timeframes currently anticipated, and that customer integration cycles may take longer than expected; the risk that product certifications may be delayed or may not be obtained on the terms or within the timeframes currently expected; the risk that proposed business combinations may not be completed on the terms described, within the expected timeframes or at all, including due to failure to satisfy closing conditions, obtain required approvals or secure shareholder or regulatory consent; the risk that the Group’s technology roadmap, including for post-quantum semiconductors, ASICs and satellite infrastructure, may encounter technical, operational or commercial challenges that delay or prevent deployment; changes in economic, regulatory, competitive or market conditions, including changes in demand for post-quantum and cybersecurity products and services; the Group’s ability to maintain adequate liquidity and access capital markets on favorable terms; and other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission and the SIX Swiss Exchange, including those described in the Company’s most recent Annual Report.

All forward-looking statements in this Report on Form 6-K and the exhibits attached hereto are made as of the date hereof and are based on information available to management as of such date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements.

Exhibit No.	Description
99.1	Press release issued on September 30, 2026.
99.2	Half Year Report of Wisekey International Holding AG including Management’s Discussion and Analysis of Financial Condition and Results of Operations, issued on September 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	wisekey international holding ag

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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